UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 29, 2026 (June 12, 2026)

MODERN MINING TECHNOLOGY CORP.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1755335
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1500 – 1055 West Georgia Street Vancouver, British Columbia, Canada, V6E 4N7
(Full mailing address of principal executive offices)

604-418-3856
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 7.	Departure of Certain Officers

On June 24, 2026, David Whitney resigned as the Chief Financial Officer (principal financial officer and principal accounting officer) of Modern Mining Technology Corp. (the “Company”).

Item 9. Other Events

On June 12, 2026, Michael Hepworth resigned as a director of the Company effective June 12, 2026. Mr. Hepworth’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 25, 2026, following the resignation of David Whitney as the Chief Financial Officer of the Company, the Board of Directors of the Company appointed Austin Thornberry as the Chief Financial Officer of the Company.

Mr. Thornberry (age 32) is a seasoned finance professional with a background in advising new companies in the venture capital market. Mr. Thornberry was formerly the Chief Financial Officer of Three Sixty Solar Ltd. (August 2022 to June 2026), a company focused on innovative solar equipment supply to the global marketplace, and of UniDoc Health Corp. (February 2024 to June 2026), a company bringing an innovative telehealth solution to underserved areas, where he was responsible for the companies’ financial reporting, budgeting and overseeing compliance procedures. He brings extensive experience working with high-growth companies across numerous industries through his past work in the Technology & Innovation banking group at the Bank of Montreal from March 2020 to May 2021 and as an auditor in the financial services arm of Ernst & Young October 2017 to March 2020, advising on multiple capital markets transactions. Mr. Thornberry has since worked as an independent business consultant, splitting his time working in Toronto, Ontario and Vancouver, British Columbia. He obtained his Bachelor of Commerce at McGill University and has held the CPA, CA, designation since 2019.

As a result, the Company’s current directors and officers are as follows:

Name and Position

Kuljit (Jeet) Basi – President and Chief Executive Officer and Director
Austin Thornberry – Chief Financial Officer
Thomas Fenton – Secretary
Mark Zorko – Director, Chairman of the Board
Sean Bromley – Director
Matthew Chatterton - Director

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN MINING TECHNOLOGY CORP.

DATE: June 29, 2026	By:	/s/ Kuljit (Jeet) Basi
Kuljit (Jeet) Basi
President and CEO

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